Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31,

	2002 (b)	2001(b)	2000(b)	1999	1998	1997

Fixed charges, as defined:
Interest on long-term debt	$63	$36	$54	$20	$11	$1
Interest on short-term debt and other interest	13	33	75	32	14	11
Amortization of debt discount, expense and premium - net	5	2	11	1
Estimated interest component of operating rentals	19	19	9

Total fixed charges	$100	$90	$149	$53	$25	$12

Earnings, as defined:
Net income (loss) (a)	$(3)	$168	$246	$(20)	$12	$(15)
Less undistributed income (loss) of equity method investments	51	20	74	56	3	(25)

	$(54)	$148	$172	$(76)	$9	$10
Add (Deduct):
Income taxes (benefit)	221	274	124	(29)	(6)	(1)
Total fixed charges as above (excluding capitalized interest)	75	66	136	52	24	11

Total earnings	$242	$488	$432	$(53)	$27	$20

Ratio of earnings to fixed charges	2.4	5.4	2.9	(1.0)	1.1	1.7

Deficiency				$106

(a)	Net income (loss) excludes minority interest and the cumulative effect of a change in accounting principle.
(b)	Due to the corporate realignment on July 1, 2000, data subsequent to 2000 is not comparable to prior years. See Note 16 in PPL Energy Supply’s Form 10-K for the year ended December 31, 2001 for additional information.